TOWER ONE WIRELESS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2019 and 2018 (Unaudited)
(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at September 30, 2019, the condensed consolidated interim statements of comprehensive loss for the three and nine months ended September 30, 2019 and 2018, the condensed consolidated interim statement of changes in equity as at September 30, 2019 and 2018, and the condensed consolidated interim statement of cash flows for the three and nine months ended September 30, 2019 and 2018. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the September 30, 2019 and 2018 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

TOWER ONE WIRELESS CORP.

Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	Note	September 30, 2019 (Unaudited)		December 31, 2018 (Audited)
		$		$
Current Assets
Cash and cash equivalents			166,943		346,103
Accounts receivable Inventory			825,007 490,648		454,024 -
Other receivable			655,921		-
Prepaid expenses and deposits			40,940		308,153
Tax Credit			1,089,125		-
Total Current Assets			3,268,584		1,108,280
Other			28,468		292,118
Intangible assets	(8)		1,784,118		1,843,589
Property and Equipment	(9)		10,162,302		8,221,477
Assets held for sale			-		1,116,376
Total Assets			15,243,472		12,581,840
Current Liabilities
Bank indebtedness			-		39,464
Accounts payable and accrued liabilities Interest Payable			2,280,874 179,967		3,705,748 903,086
Deferred revenue Advances from customers Other short terms liabilities			330,141 7,227,175 843,891		182,878 - -
Convertible debentures	(12)		765,710		1,387,624
Loan payable	(13)		1,754,711		1,106,222
Loans from related parties	(10)		3,097,626		2,109,780
Promissory note payable			-		1,780,822
Total Current Liabilities			16,480,095		11,215,624
Bonds payable	(14)		1,894,082		865,937
Deferred income tax liability			-		322,289
Total Liabilities			18,374,177		12,403,850
Shareholders’ Equity
Share capital			16,876,382		16,876,382
Subscriptions received			(30,000)		(30,000)
Contributed surplus			2,089,462		2,089,462
Non-controlling interest			(198,014)		386,083
Deficit			(22,136,039)		(18,789,710)
Accumulated other comprehensive loss			267,505		(354,227)
Total Shareholders’ Equity			(3,130,705)		177,990
Total Equity and Liabilities			15,243,472		12,581,840
Nature of operations and going concern (Note 1)
Subsequent events (Note 19)
Approved on behalf of the Board of Directors:

       “Alejandro Ochoa”           “Brian Gusko”

TOWER ONE WIRELESS CORP.

Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Note	2019	2018	2019	2018
	$	$	$	$
Revenue	841,491	138,607	5,599,200	346,517
Expenses Advertising and promotion	163	-	163	1,142,389
Amortization	177,671	63,952	417,712	151,450
Bank charges	14,885	(27,229)	38,639	56,944
Insurance	31,233	10,247	79,860	11,157
Interest	624,808	135,375	1,670,723	848,468
Office and miscellaneous	247,569	53,042	785,613	256,270
Permits and licenses	3,429	-	7,463	-
Professional fees	99,146	236,061	256,431	913,251
Share-based compensation	-	-	-	1,913,692
Tower site expense COGS	- 400,598	5,591 -	- 2,970,155	24,130 -
Transfer agent and filing fees	-	1,428	-	26,799
Travel	24,503	39,512	125,382	141,819
Wages and benefits	407,683	27,592	1,456,879	73,098
	2,031,687	545,571	7,809,020	5,559,467
Loss before other items	(1,190,196)	(407,504)	(2,209,820)	(5,212,950)
Other items
Listing expense	-	-	-	-
Impairment of investments Other Income/Expense	- (3,486,032)	- -	- (4,937,915)	- -
Gain on net monetary position	989,504	309,541	2,164,025	430,065
	(2,496,527)	309,541	(2,773,889)	430,065
Net loss before income taxes	(3,686,723)	(97,963)	(4,983,709)	(4,782,885)
Deferred income tax recovery	1,108,532	-	1,108,532	40,500
Net loss from continuing operations	(2,578,192)	(97,963)	(3,875,177)	(4,742,385)
Net income from discontinued operation	-	10,242	-	119,814
Net loss	(2,578,192)	(87,721)	(3,875,177)	(4,622,571)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss Foreign exchange translation adjustment	652,058	(819,721)	655,275	(1,236,084)
Comprehensive loss	(1,926,134)	(907,442)	(3,219,903)	(5,858,655)
Net income (loss) attributable to: Shareholders of the Company	(1,926,134)	(201,589)	(3,219,903)	(4,757,886)
Non-controlling interest	13,522	113,868	539,152	135,315
Net loss	(1,912,612)	(87,721)	(2,680,750)	(4,622,571)
Other comprehensive income (loss) attributable to:
Shareholders of the Company	652,058	(964,377)	654,956	(1,355,389)
Non-controlling interest	-	144,656	319	119,305
Other comprehensive income (loss)	652,058	(819,721)	655,275	(1,236,084)
Loss per common share from continuing operations – basic and diluted	(0.02)	(0.00)	(0.03)	(0.05)
Weighted average common shares outstanding	93,389,446	93,339,446	93,389,446	86,608,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP. Condensed Consolidated Interim Statement of Changes in Equity (Expressed in Canadian Dollars) (Unaudited)

Number of Common Shares		Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$ $		$ $		$	$ $		$
Balance at
December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issuance	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,694	-	-	1,913,694	-	1,913,694
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares Issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair Value of Warrants issued for Bond Issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net income (loss)	-	-	-	-	(8,893,005)	-	(8,893,005)	205,298	(8,687,707)
Comprehensive income (loss)	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance at December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,464	(18,789,710)	(354,227)	(208,091)	386,083	177,990

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP. Condensed Consolidated Interim Statement of Changes in Equity (Expressed in Canadian Dollars) (Unaudited)

Number of Common Shares		Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$ $		$ $		$	$ $		$
Balance at December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,464	(18,789,710)	(354,227)	(208,091)	386,083	177,990

Net income (loss)	-	-	-	-	(3,346,329)	-	(3,346,329)	(583,778)	(3,930,106)
Comprehensive income (loss)	-	-	-	-	-	621,732	621,413	(319)	621,413
Balance at September 30, 2019	93,389,446	16,876,382	(30,000)	2,089,464	(22,136,039)	267,505	(2,932,687)	(198,014)	(3,130,703)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian Dollars)
(Unaudited)

Nine months ended
	September 30,	September 30,
	2019	2018
Cash flows from operating activities	$	$
Net loss from continuing operations	(2,680,750)	(4,622,571)
Item not affection cash: Amortization	417,711	151,450
Accretion of loans from related parties and convertible debentures	-	806,956
Deferred income tax recovery	-	(40,500)
Gain on net monetary position	-	(430,066)
Impairment of investment	-	-
Listing expense	-	-
Share-based compensation	-	1,913,692
Shares issued for services	-	110,395
Changes in non-cash working capital items:	(2,263,038)	(2,110,644)
Accounts receivable	(639,439)	(193,859)
Other receivable	56,933	(816,321)
Prepaid expenses and deposits Office and employee advances Deposits Advances to suppliers Tax Credit WIP Inventory Other Current Assets	(29,227) (34,739) (28,468) 41,907 (806,569) (218,535) (219,116) (490,648)	(192,346) - - - - - - -
Accounts payable and accrued liabilities	(3,857)	2,403,888
Deferred revenue Taxes Payable Payroll and Social Security Taxes Other Liabilities Other Payables Accrued Expenses	147,377 (337,382) (12,617) (335,651) 68,803 (998,917)	120,000 - - - - -
Accrued interest on loans from related parties	(365,345)	151,510
Cash used in operating activities of continuing operations	(6,468,527)	(637,771)
Cash provided by operating activities of discontinuing operations	-	13,319
Cash flows from investing activities Cash received from reverse acquisition	-	-
Cash paid for acquisition of Evotech	-	-
Cash in Evotech upon acquisition	-	-
Cash in Mexmaken upon acquisition	-	24,081
Advances and deposits Intangible Assets	5,446,353 59,471	- -
Construction in progress	-	(1,566,788)
Towers	(792,509)	(2,622,835)
Equipment	-	(10,353)
Cash provided by (used in) investing activities of continuing operations	4,713,314	(4,175,895)
Cash used in investing activities of discontinuing operations	-	(14,841)

Cash flows from financing activities Shares issued for cash, net	-	-
Exercise of stock options and warrants	-	3,226,300
Subscriptions received	-	-
Proceeds from convertible debts, net	-	939,791
Proceeds from bonds payable Convertible note Three Year Bond Program Other	- (1,112,495) 1,135,521 25,431	99,200 - - -
Advances from related parties	1,853,066	-
Loan advances	460,041	341,317
Cash provided by financing activities of continuing operations	2,361,564	4,606,608
Cash used in financing activities of discontinuing operations	-	49,556
Effect of changes in exchange rates on cash	-	(17,985)
Change in cash	(179,128)	(225,043)
Cash, beginning	346,071	278,886
Cash, ending	166,943	53,843

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Supplemental disclosure of cash flow information:

Cash paid for interest                                 - 82,863
Cash paid  for income taxes                            - -

Non-cash transactions:

Non Controlling Interest                             (584,096)

Difference in depreciation                            (201,383)
   Shares issued for services                             - 110,395

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

1.        NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications structures. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. A long-term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be  unable to achieve the objectives above  as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these condensed consolidated interim financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At September 30, 2019, the Company had an accumulated deficit of $22,136,039 which has been funded primarily by related parties and a working capital deficiency of $13,211,510 (December 31, 2018 $1,800,269). Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).  These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on November 29, 2019.

(b)	Basis of Presentation and Consolidation

These condensed consolidated interim financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. For the period ended September 30, 2019, the consolidated financial statements include the following entities:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp.	Canada	Parent	Canadian dollars
Tower Two SAS	Argentina	100%	Argentina Peso
Tower Three SAS	Columbia	100%	Colombian Peso
Tower 3 SA	Argentina	100%	Argentina Peso
Innervision SAS	Columbia	90%	Colombian Peso
Evolution Technology SA	Argentina	98.79%	Argentina Peso
Tower Construction & Technical Services, Inc.	USA	100%	US dollars
Comercializadora Mexmaken, S.A. de C.V.	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i)	Intangible Assets – useful lives

The Company records intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight- line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii)	Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share- based payment transactions are discussed in Note 10. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

 2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)         Use of Estimates and Judgments (Continued)

(iii)	Useful lives of Equipment

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii)	Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the condensed consolidated interim financial statements.

(iii)	Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)          Use of Estimates and Judgments (Continued)

(iv)	Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v)	Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi)	Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vii)	Determination of functional currency and hyperinflationary economies

 The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

3.	REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The Company is deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which is included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement. The fair value of all the consideration given and charged to listing expense was comprised of:

Fair value of share based consideration allocated:	$
Deemed share issuance		1,010,383

Identifiable net obligations assumed:

Cash and cash equivalent		(1,378,183)
Subscriptions received for private placement		1,602,257
Other assets		(230,097)
Liabilities		139,807
Total		133,784
Total listing expense		1,144,167

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest.  Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has master lease agreements with major telecom carriers in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 and issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech.  In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.  As part of the acquisition of Evotech, the Company acquired Evotech’s master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

	$
Cash paid		466,260
Fair value of common shares issued		480,000
Total consideration		946,260

Assets acquired:
Cash		4,676
Due from shareholders		6,490
Construction in progress		163,529
Master lease agreement		1,982,354

Less: liabilities assumed
Accounts payable		(7,440)
Deferred income tax liability		(693,824)

Net assets of Evotech		1,455,785
Net assets attributed to non-controlling interest		(509,525)
Net assets acquired		946,260

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

5.   ACQUISITION OF TOWER CONSTRUCTION AND TECHNICAL SERVICES INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. (“TCTS”) to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business and manage its financial affairs. No cash consideration or equity instruments were issued on this acquisition.

On March 1st, 2019, the Company entered into an agreement to buy the remaining 30% of TCTS from its previous shareholders. The Company now holds 100% interest in TCTS.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such, the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

	$
Liabilities assumed:
Bank indebtedness		(52,042)
Accounts payable		(5,201)
Due to related parties		(127,655)
Net liabilities of TCTS		(184,898)
Net assets attributed to non-controlling interest		-
Net liabilities assumed		(184,898)

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

6.  ACQUISITION OF TOWER CONSTRUCTION AND TECHNICAL SERVICES INC

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”) to acquire a 90% ownership interest.  Since its incorporation on September 9, 2015, Mexmaken obtained two Master Lease Agreements (“MLA”) with major Mexican telecom operators, one of which was acquired prior to the Company’s acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.  As part of the acquisition of Mexmaken, the Company acquired Mexmaken’s master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

	$
Fair value of common shares issued		1,312,500
Total consideration		1,312,500

Assets acquired:
Cash		18,436
Amounts receivable and prepaid expenses		20,463
Construction in progress		91,339
Furniture and equipment		2,741
Master lease agreement		428,000
Goodwill		1,315,258

Less: liabilities assumed
Accounts payable		(356,404)
Deferred income tax liability		(61,500)
Net assets of Mexmaken		1,458,333
Net assets attributed to non-controlling interest		(145,833)
Net assets acquired		1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36 and determined that the carrying value of the Mexmaken CGU exceeded the fair value of the Mexmaken CGU based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these condensed consolidated interim financial statements:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company’s leasing revenue is derived from lease arrangements to obtain rights to use the Company’s equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

The Company also earns service revenue from time to time. This revenue is recognized when the amount of revenue can be measured reliably, the economic benefits will flow to the entity and the services are performed.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i.	Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;
ii.	Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and
iii.	All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. For the period ended September 30, 2019, an unrealized foreign exchange translation gain of $655,275 (September 30, 2018 – loss of $1,236,084) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentina Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i.
All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii.	When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

For the period ended September 30, 2019, it was determined that Argentina was in a state of hyperinflation. The Company’s subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso. Accordingly, the balances of Evotech were restated using the historical cost approach in accordance with IAS 29 prior to translation into the presentation currency. In order to restate the balances of Evotech, the Company used Argentina’s consumer price index, Índice de Precios al Consumidor (“IPCBA”), as per which the IPCBA for Argentina fluctuated from 703.01 at December 2018 to 957.01 in September 2019.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers.  Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

•	Amortization of the equipment is calculated on the declining-balance basis at the following annual rates: Towers - 10%
•	Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible asset

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible assets is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating units (“CGU’s”) to which the asset belongs.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset.  An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the condensed consolidated interim statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

•	Those to be measured subsequently at fair value (either through Other Comprehensive Income (“OCI”), or through profit or loss), and
•	Those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based upon observable market data.

Cash is carried at fair value using a level 1 fair value measurement. The carrying value of accounts receivable, other receivable, assets held for sale, accounts payable, deferred revenues, loan payable, loans from related parties, and liabilities related to assets held for sale approximate their fair value because of the short-term nature of the instruments.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its debt instruments:

•
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

•
Fair value through OCI (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains (losses). Interest income from these financial assets is included as finance income using the effective interest rate method.

•
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net as revenue in the Statement of Loss and Comprehensive Loss in the period in which it arises.

The Company has classified its cash, accounts receivable, other receivable and assets held for sale as FVTPL.

Financial liabilities

 The Company classifies its financial liabilities into the following categories:

•	Financial liabilities at FVTPL; and
•	Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

•	the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and
•	the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and bonds payable as amortized cost.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new pronouncements

The Company adopted the following standards for the period ended September 30, 2019:

•	IFRS 9 Financial Instruments
•	IFRS 15 Revenue from Contracts with Customers
•	IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2019 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

Future changes in accounting policies

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is 12 months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is January 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings or deficit at that date, subject to permitted practical expedients. Therefore, the Company will not restate comparative information.

The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. An amortization expense on the right-of-use asset and an interest expense on the lease liability will replace the operating lease expense. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s consolidated statements of cash flows, but does not cause a difference in the amount of cash transferred between the parties of a lease.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

8.	INTANGIBLE ASSETS

	Master lease agreements
	$
Cost
Balance, December 31, 2017		1,982,354
Acquired through the acquisition of Mexmaken		428,000
Impairment		(428,000)
Balance, December 31, 2018		1,982,354
Additions		428,000
Impairment		(428,000)
Balance, September 30, 2019		1,982,354

Accumulated amortization
Balance, December 31, 2017		59,471
Additions		89,707
Impairment		(10,413)
Balance, December 31, 2018		138,765
Additions		59,471
Impairment		-
Balance, September 30, 2019		198,235

Net book value
September 30, 2019		1,784,118
December 31, 2018		1,843,589

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

9.	PROPERTY AND EQUIPMENT

	Construction in progress	Towers	Furniture and equipment	Total
Cost	$	$	$	$
Balance, December 31, 2017 Monetary adj. for hyperinflationary Economy	1,804,928 504,218	1,033,587 906,732	60,515 17,275	2,899,030 1,428,225

Obtained through acquisition of Mexmaken Additions	91,339 8,413,968	- -	2,741 22,665	94,080 8,436,633
Transfer from CIP to towers Reclassification to assets held for sale	(6,164,373) -	6,164,373 (1,196,745)	- -	- (1,196,745)
Foreign exchange movement Impairment	(997,950) -	(1,678,606) (461,597)	(34,399) -	(2,710,954) (461,597)
Balance, December 31, 2018	3,652,130	4,767,745	68,797	8,488,672
Accumulated amortization
Balance, December 31, 2017	-	25,900	6,464	32,364
Additions	-	379,116	13,012	392,128
Reclassification to assets held for sale	-	(80,396)	-	(80,369)
Foreign exchange movement	-	(70,334)	(6,595)	(76,929)
Balance, December 31, 2018	-	254,314	12,881	267,195
Net book value
December 31, 2018	3,652,130	4,513,432	55,916	8,221,477
September 30, 2019	2,461,959	6,937,010	763,333	10,162,302

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

10.	RELATED PARTY BALANCES AND TRANSACTION

Loans payable to related parties outstanding as at September 30, 2019 totalized $3,097,626 showing an increase of $1,853,066, compared with December 31, 2018. The Company has incurred interest expense of $285,785.

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):
	Three months period ended
	September 30, 2019		June 30, 2019
	$		$
Consulting fees paid to the CEO		45,000		45,000
Consulting fees paid to the COO		45,000		45,000
Consulting fees paid to the CFO		45,000		45,000
		135,000		135,000

The remuneration of the CEO/COO/CFO are included in the Salaries & Wages line of the Statements of Operations and Comprehensive Loss.

11.	SHARE CAPITAL

a)	Authorized:
Unlimited	Class A common shares without par value
1,500,000 Class B Series I preferred shares without par value
1,000,000 Class B Series II preferred shares without par value

b)	Issued and outstanding:

During the year ended December 31, 2018:

•	On April 3, 2018, the Company issued 7,500,000 common shares for the acquisition of Mexmaken as described in Note 6.

•	On April 3 2018, the Company issued 780,000 common shares to a related party for interest payment of $156,000 (USD$120,000).

•	The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 12.

•
The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options.  In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.

•
The Company issued 525,690 units for services with a fair value of $110,395.  Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.  The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.  No value has been allocated to the warrants.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

11.	SHARE CAPITAL (CONTINUED)

•
The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000.  Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.

•
On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018.  As a result of the modification, share-based compensation of $10,410 was incurred. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months.  The Company engaged an agent to provide services in connection with the incentive program.  The Company issued to the agent such number of new warrants to be equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit comprising of one common share and one non-transferable share purchase warrant entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

During the year ended December 31, 2017:

•
The Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units and have a fair value of $142,319 calculated using the black-scholes option pricing model.

On June 19, 2017, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants issued on January 12, 2017 were reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

•
The Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under an Assignment Agreement whereby the Company would take assignment of all of Rojo’s assets in consideration of 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

•
The Company issued a total of 1,000,000 common shares for services with a fair value of $340,000. The fair value of the services received was not readily determinable, as such, the shares were valued at the fair value of common shares on grant date.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

11.	SHARE CAPITAL (CONTINUED)

b)	Issued and outstanding (continued):

•
The Company issued 14,904,901 common shares for gross proceeds of $3,818,339 pursuant to the exercise of stock options and warrants. In connection with the exercise of stock options and warrants, $2,959,537 was transferred from contributed surplus to share capital.

•	The Company issued common shares in connection with the reverse takeover transaction described in Note 3 and the acquisition of Evotech described in Note 4.

Escrowed Shares:

(i)
Pursuant to an escrow agreement, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions.  The escrow shares will be released based on certain performance conditions.  At December 31, 2018, all 30,000,000 common shares remain in escrow (2017 – 30,000,000 common shares).

(ii)
In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2018 2018, there were 225,000 common shares remain in escrow (2017 – 375,000 common shares).  The next release date will be April 18, 2019 for 75,000 common shares.

c) Warrants:

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allowed the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40.  In addition, the Company issued 585,117 agent warrants as part of the share issue costs.  The fair value of the agent warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value.  The following assumptions were used for the calculation:

Exercise price	$0.40
Expected life	2 years
Expected volatility	225%
Risk free interest rate	0.76%
Expected dividend yield	0%
Expected forfeiture rate	0%

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

11.      SHARE CAPITAL (CONTINUED)

c) Warrants (continued)

On June 2019, the Company modified the expiry date of 15,000,000 existing warrants from November 13, 2019 to November 13, 2020 and its exercise price from 0.125 to 0.090. In connection to this agreement, the Company also issued 15,000,000 new warrants. Each warrant allowed the holder of the unit to acquire one additional Common Share until November 30, 2020 at an exercise price of $0.090.

A continuity of warrants for the period ended September 30, 2019 and 2018 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2015 and 2016	-		-
Granted	19,844,495		0.42
Exercised	(3,774,466)		0.40
Balance, December 31, 2017	16,070,029		0.42
Granted	24,955,702		0.22
Exercised	(8,665,201)		0.25
Expired	(16,070,029)		0.43

Balance, December 31, 2018	16,290,501		0.12
Granted	15,000,000		0.09
Exercised	(626,787)		0.09
Balance, September 30, 2019	30,663,714

The following table summarizes the share purchase warrants outstanding and exercisable as at September 30, 2019:

Number of warrants outstanding	Exercise price	Expiry date
113,829	0.140	September 20, 2020
141,913	0.115	October 11, 2020
5,000,000	0.090	November 13, 2020
10,000,000	0.090	November 13, 2020
15,000,000	0.090	November 13, 2020
90,164	0.085	November 26, 2020
25,219	0.105	November 2, 2020
111,700	0.080	December 2, 2020
180,889	0.090	December 30, 2020
30,663,714

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

11.      SHARE CAPITAL (CONTINUED)

d) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

A continuity of stock options for the period ended September 30, 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2015 and 2016	-		-
Granted	15,695,000		0.25
Exercised	(11,130,435)		0.17
Balance, December 31, 2017	4,564,565		0.28
Granted	8,690,000		0.24
Exercised	(5,600,000)		0.23
Cancelled or forfeited	(6,379,565)		0.25
Balance, December 31, 2018	1,275,000		0.30
Balance, September 30, 2019	1,275,000		0.30

As at September 30, 2019, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
				$
325,000	325,000	0.45	3.21	March 17, 2022
950,000	950,000	0.25	4.13	February 17, 2023
1,275,000	1,275,000	0.30	3.90

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

12.        CONVERTIBLE DEBENTURES

June 2018

In June, 2018, the Company issued secured convertible debentures for gross proceeds of $1,000,000 under the following terms:

•	A term of one year;
•	An interest rate of 1% per month, payable monthly; and
•	Convertible into common shares of the Company at $0.20 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November, 2018, the terms of these convertible debentures were modified as follows:

•	The conversion price was reduced to $0.10 per common share;
•	The expiry date of the original warrants was extended to November 13, 2019;
•	The exercise price of the share purchase warrants was reduced to $0.125 per common share; and
•
The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018

In November, 2018, the Company issued secured convertible debentures for gross proceeds of $500,000 under the following terms:

•	A term of seven months;
•	An interest rate of 1% per month, payable monthly; and
•	Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

12.        CONVERTIBLE DEBENTURES (CONTINUED)

June 2019

In June, 2019, the Company repaid 50% of the convertible debentures and extended the term with the existing lenders.

In consideration for the extension of financing terms with existing lenders, the Company has reached an agreement with such lenders to amend existing warrants (the “Amended Warrants”) that were issued to such lenders on (i) June 12, 2018 (as previously amended on November 13, 2018) and (ii) November 13, 2018. The Amended Warrants were amended as follows:

•	The exercise price of the Amended Warrants was amended from $0.125CAD to $0.09CAD; and
•	The expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

Concurrent with the amendment of the Amended Warrants, the Company also issued new common share purchase warrants (the “New Warrants”) to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitles the holder thereof to acquire one common share (a “Share”) of the Company at an exercise price of $0.09 CAD per Share, with each New Warrant set to expire on November 13, 2020.

The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000.00CAD in aggregate at any time before their respective expiry dates.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

12.        CONVERTIBLE DEBENTURES (CONTINUED)

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated rate of 17% for debentures. The fair value of the equity component was determined as the difference between the face value of the convertible debentures and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and will be accreted to its face value over the term to maturity of the convertible debentures at the effective rates noted below.

	September 2019		December 2018
	$		$
Principal amount		750,000		1,500,000

Equity portion		53,583		53,583
Transaction costs		(4,397)		(4,397)
Deferred income tax liability		(46,513)		(46,513)
Allocation to contributed surplus		2,673		2,673

Liability portion		696,417		1,446,417
Transaction costs		(38,388)		(118,689)
Accretion expense		107,681		64,896
Converted		-		(5,000)
Carrying value		765,710		1,387,624

During the period ended September 30, 2019, the Company has incurred interest expense of $45,000 on the convertible debentures.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

13.	LOANS PAYABLE

Loans outstanding as at September 30, 2019 totalized $1,754,711 showing an increase of $460,041 compared with December 31 2018. The Company has incurred interest expense of $339,022.

14.     BONDS PAYABLE

During the period ended September 30, 2019, the Company issued a total of 19,543 bonds at a price of $100 each for gross proceeds of $1,954,300. The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature three years from the date of issuance. In connection with the bonds issued, the Company paid cash debt issuance costs of $100,363.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.10
Exercise price	$0.10
Expected life	2 years
Expected volatility	92.85%
Risk free interest rate	2.12%
Expected dividend yield	0%
Expected forfeiture rate	0%

 15.    CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to maximize return on investment in towers, expand the Company’s wireless coverage footprint and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

16.     FINANCIAL INSTRUMENTS AND RISK

As at September 30, 2019, the Company’s financial instruments consist of cash, accounts receivable, other receivable, assets held for sale, accounts payable, deferred revenues, loans payable, loans from related parties and liabilities related to assets held for sale.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

a.	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
b.	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
c.	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivable, accounts payable, deferred revenues, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

16.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand.  As at September 30, 2019, the Company was not subject to significant liquidity risk

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso, US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 12% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

17.	ECONOMIC DEPENDENCE

For the period ended September 30, 2019, all the sales were generated by ten customers (September 30, 2018 – seven customer). The loss of one or more of these customers could have a material adverse effect on the Company’s financial position and results of operations.

TOWER ONE WIRELESS CORP. Notes to Condensed Consolidated Interim Financial Statements For the Three and Nine Months Ended September 30, 2019 and 2018 (Expressed in Canadian Dollars) (Unaudited)

18.	SEGMENTED INFORMATION

The Company has four operating segments, which are the locations in which the Company operates. The reportable segments are the operations in United States of America, Argentina, Colombia and Mexico. A breakdown of revenues, short-term assets, and long-term assets for each reportable segment as at and for the nine months ended September 30, 2019.

September 30, 2019	United States		Argentina		Colombia		Mexico		Total
	$		$		$		$		$
Revenues		424,954		982,620		3,912,709		278,916		5,599,200
Current assets		304,307		1,896,357		687,263		301,995		3,189,922
Other non-current assets		92,359		5,481,179		1,272,098		3,325,453		10,171,089

19.	SUBSEQUENT EVENTS

a.	On October 10th 2019, the company acquired the remaining 10% of Innervision in Colombia.